Exhibit 21.1

Schedule of Subsidiaries of Encore Medical Corporation

Encore Medical IHC, Inc., a Delaware corporation

Encore Medical, L.P., a Delaware limited partnership

Encore Medical GP, Inc., a Nevada corporation

Encore Medical Partners, Inc., a Nevada corporation

Encore Medical Asset Corporation, a Nevada corporation

Empi, Inc., a Minnesota corporation

Empi Corp., a Minnesota corporation

Empi Sales Corp., a Minnesota corporation

Empi Europe GmbH, a German corporation

Empi Germany GmbH, a German corporation

Ormed GmbH & Co. Kg, a German partnership

Medireha GmbH, a German corporation

Ormed S.A.R.L., a French corporation (in liquidation)

Ormed Medizintechnik GmbH, an Austrian corporation (in liquidation)

Ormed A.G., a Swiss corporation (in liquidation)

Chattanooga Europe, B.V.B.A., a Belgian corporation

Encore Orthopedics FSC Limited, a Jamaican corporation (in liquidation)